Exhibit 99.3

Field Trip Health & Wellness Ltd. Reports Fiscal First Quarter 2023 Financial And Operating Results

●	Completed corporate reorganization on August 11, 2022 separating the drug development (“Reunion Neuroscience Inc.” or “Reunion”) and healthcare and wellness (“Field Trip Health & Wellness” or “Field Trip”) divisions into two separate public companies (the “Spinout Transaction”).

●	Field Trip received listing approval from the TSX Venture Exchange (“TSX-V”) and commenced trading on August 17, 2022 under new ticker symbol “FTHW”.

●	Concurrent with the closing of the Spinout Transaction, completed a series of private placement financings for gross proceeds of approximately $20 million, led by Oasis Management Company and Reunion, positioning Field Trip to continue to lead this new market.

●	Field Trip generated revenues of $1.8 million during the quarter ended Jun 30, 2022, an increase of 110% over prior year’s first fiscal quarter.

●	In May 2022 launched ‘Field Trip at Home Powered by Nue Life’, an innovative wellness platform for personalized, at-home psychedelic care through providing ketamine treatments, an interactive companion app, and virtual aftercare programs as an alternative to in-clinic care.

TORONTO, August 29, 2022 – Field Trip Health & Wellness Ltd. (TSXV: FTHW) (the "Company" or “Field Trip”, ), a global leader in the delivery of psychedelic therapies, reported fiscal first quarter 2023 results for the three-month period ended June 30, 2022, and provided a business update. All results are reported under International Financial Reporting Standards ("IFRS") and in Canadian dollars, unless otherwise specified.

During the quarter, Field Trip continued to deliver innovative psychedelic-assisted therapies across its 12 operating clinics, achieving increased revenue growth of 110% over the prior year’s first fiscal quarter. Revenue growth was driven by continued operational improvements, enhanced digital marketing, expanded service offerings and increased conversion of new clients.

To date, Field Trip’s focus has been on delivering in-person care through its 12 centres. Over the next twelve months, the Company will expand its focus to offer a blend of both digital and in-clinic experiences, providing a more holistic wellbeing and lifestyle approach to mental health. Through its leading digital psychedelic platform, Field Trip has already created a large, engaged community which provides access to therapies both inside and outside clinical settings. Going forward, Field Trip will leverage the data and learnings from these tools to bring therapies and community support to people at scale.

During the quarter, Field Trip launched its ‘Field Trip at Home™ Powered by Nue Life’ platform, which allows patients to access guided ketamine treatments from the comfort of their home, as an alternative to in-clinic care. Field Trip is now able to provide more convenient and accessible treatment options and will continue to build communities and tools that help to create and sustain lasting wellbeing.

Ronan Levy, Chairman and Chief Executive Officer of Field Trip Health & Wellness, stated, “When we launched Field Trip four years ago, our mission was to trailblaze a path for psychedelic medicine and bring these therapies into the mainstream. We are now happy to say we have achieved that objective. As a standalone company, we plan to lead a whole new approach to mental and emotional health and well-being - one that recognizes that depression and anxiety are not just functions of our brains, but also very much a function of how we live our lives.”

Mr. Levy continued, “Going forward, we will build upon our already successful psychedelic-assisted therapy programs at our best-in-class Field Trip Health centers that are generating unparalleled outcomes in depression and anxiety treatments. We are now taking a much more holistic view of mental and emotional health and wellbeing, integrating technology, medicine and community to change how we approach mental health and wellbeing. This multifaceted approach will help people dive into self-discovery and self-awareness, to find their motivations, discover their passions and find the freedom to be happy, connected, free from depression and anxiety and, simply, to be themselves.”

Financial Highlights

Upon closing of the Spinout Transaction, Field Trip held approximately $17.2 million in unrestricted cash.

For the fiscal first quarter ended June 30, 2022, the Clinics business generated patient services revenues of $1.8 million from its twelve clinics, representing an increase of 6% over the prior quarter and 110% over the comparative first fiscal quarter of the prior year. The growth in revenue was driven by the addition of six clinics and an increase in the volume of patient visits.

Net loss for the clinics in the first fiscal quarter 2023 was $8.2 million compared with a $9.1 million loss in the same period of the prior fiscal year. This decrease in the net loss was primarily due to a more favorable foreign exchange rate, partly offset by the increase in operating costs associated with operating 12 clinics during the quarter, compared to six clinics in the comparative quarter of the prior fiscal year.

Operating expenses for the first fiscal quarter were $12 million, compared to $9.6 million for the prior comparable quarter. This increase was primarily due to $3.4 million in non-recurring costs: $2.4 million in Spinout Transaction costs and a $1.0 million impairment write-off of fixed assets arising from the deferral of future clinic openings.

“From an operations perspective, we are delighted to report another sequential quarter of revenue growth, while managing to reduce our recurring expenses by 30%,” said Mujeeb Jafferi, President of Field Trip Health & Wellness. “We have continued to improve operational efficiencies at our health centres, automate several client acquisition processes and increase community engagement through our digital tools.”

Conference Call

The Company will conduct a conference call and webcast to discuss its results the following morning, Tuesday, August 30, 2022 at 8:30 a.m. ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13732491. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 p.m. ET on Tuesday, September, 13 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13732491. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health Investor Relations website approximately one hour after the conclusion of the live call.

Selected Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited combined carve-out financial statements for the fiscal first quarter 2023 ended June 30, 2022, prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited combined carve-out financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

	3 months ended	3 months ended
	June 30, 2022	June 30, 2021
	$	$
Revenue	1,824,404	867,400
Operating expenses	11,997,250	9,572,710
Other income (expenses)	1,936,168	(427,924)
Net loss	(8,236,678)	(9,133,234)

About Field Trip Health & Wellness Ltd.

Field Trip Health & Wellness Ltd. is a global leader in psychedelic therapies. With health centres across North America and Europe, along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth.

Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding the Company and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company and are based on assumptions and subject to risks and uncertainties. Although the management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to the Company, can be located on the SEDAR website at www.sedar.com.

Neither TSX Venture Exchange, or its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Field Trip Health & Wellness:

Ronan Levy

Chairman & CEO

(416) 505-0929

ronan@fieldtriphealth.com

Investor contacts:

Phil Carlson / Sophia Bashford

(646) 573-0776) / (929 246-7307)

KCSA Strategic Communications

fieldtripIR@kcsa.com

SOURCE Field Trip Health & Wellness